FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2013

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2013 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2012 (Form 20-F), which is available on the Web site of the U.S. Securities and Exchange Commission at <www.sec.gov>.

Quebecor Media sold its specialized Web site Jobboom on June 1, 2013 for a cash consideration of $52.1 million, net of disposed-of cash in the amount of $5.4 million. Quebecor Media also agreed to sell its specialized Web site Réseau Contact by the end of 2013 for a cash consideration of $7.5 million, subject to technology transfer conditions which should be fulfilled by year’s end. The results of operations and cash flows related to those businesses, as well as the $36.6 million gain on the sale of Jobboom, were reclassified as discontinued operations in the consolidated statements of income and cash flows. In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segment operating results.

As of the third quarter of 2013, financial data for the Le SuperClub Vidéotron ltée subsidiary (“Le SuperClub Vidéotron”) is presented in the Leisure and Entertainment segment instead of the Telecommunications segment. Accordingly, the Corporation’s segmented financial data for prior periods have been restated to reflect the change.

HIGHLIGHTS SINCE END OF SECOND QUARTER 2013

•	Quebecor Media’s sales totalled $1.08 billion in the third quarter of 2013, an increase of $20.4 million (1.9%) compared with the third quarter of 2012.

•

On July 8, 2013, Aldo Giampaolo was appointed President and Chief Executive Officer of Quebecor Media Entertainment & Sports Group. Mr. Giampaolo has extensive expertise in the management of large-scale events and of major venues for sporting and cultural events.

•

On August 26, 2013, Caroline Roy became Vice President, Development and Strategy, of QMI Digital, a new business unit that serves as a digital technology centre of expertise with a strong focus on research and development.

•

In the third quarter of 2013, the Corporation performed impairment tests on the News Media, Music and Books cash generating units (“CGUs”), which continue to be negatively impacted by the shift toward digital as well as by challenging market conditions in their respective industries. Accordingly, the Corporation recognized a $305.8 million total non-cash impairment charge with respect to goodwill, mastheads and customer relationships.

Telecommunications

•	In the third quarter of 2013, the Telecommunications segment grew its revenues by $33.1 million (5.1%) and its operating income by $24.9 million (8.2%).

•

In the third quarter of 2013, revenue increases were recorded in all of the main services of Videotron Ltd. (“Videotron”): mobile telephony ($13.0 million or 28.9%), Internet access ($12.0 million or 6.2%), cable telephony ($6.0 million or 5.3%), and cable television ($1.5 million or 0.6%).

•

Videotron reported a net increase of 43,500 revenue-generating units[1] in the third quarter of 2013, compared with an increase of 101,100 in the same quarter of 2012. In the 12-month period ended September 30, 2013, the number of revenue-generating units increased by 147,000 (3.0%). Videotron passed the 5 million revenue-generating unit mark during the third quarter of 2013.

•

On September 24, 2013, Videotron announced the expansion of its multiplatform offering with the addition of Super Channel to its illico Digital TV service. Super Channel carries blockbuster films, popular television series and Showtime-exclusive boxing matches. Its vast selection of content will be available on illico.tv, illico.tv for tablets (Android and iPad) and illico mobile.

•

On September 5, 2013, Videotron announced plans to launch a new English-language community television channel, MYtv, to serve as a voice and mirror for the Anglophone community in the greater Montréal area. An official application has been filed with the Canadian Radio-television and Telecommunications Commission (“CRTC”).

•

On August 8, 2013, Videotron’s illico Club Unlimited service, a subscription video on demand service that carries the largest selection of unlimited on-demand French-language titles in Canada, passed the 50,000-subscriber mark. The service was launched in late February 2013.

News Media

•	The News Media segment’s operating income increased by 14.7% in the third quarter of 2013, reflecting the impact of significant cost-containment and repositioning efforts undertaken in recent years.

•

The restructuring initiatives implemented in the third quarter of 2013 involved the elimination of 360 positions, the closing of 8 publications and 3 free urban newspapers – the 24 Hours papers in Ottawa, Calgary and Edmonton – and a series of efforts to enhance operational efficiencies. The initiatives are expected to yield total annual savings of approximately $55.0 million. Sun Media Corporation intends to continue making investments and expanding its high-growth-potential newspapers and publications across all platforms, print and digital.

•

On September 24, 2013, Quebecor Media and Le Sac Plus, in partnership with the Novus agency, announced an exclusive agreement to distribute the Target retail chain’s weekly flyer in the Le Sac Plus doorknob bag in Québec. Starting in fall 2013, Le Sac Plus will distribute nearly 100 million promotional flyers per year for Target through its vast, Québec-wide network.

Broadcasting

•

The Broadcasting segment’s operating income more than doubled in the third quarter of 2013 to $15.2 million, an $8.4 million increase that reflects the favourable impact of a retroactive adjustment to the share of royalties for distant signal retransmission received by TVA Group Inc. (“TVA Group”) for the years 2009 to 2013. The growth in operating income was also due to the positive impact of restructuring initiatives implemented in the second quarter of 2013.

•

On July 18, 2013, TVA Group announced the acquisition of Les Publications Charron & Cie inc. (“Les Publications Charron & Cie”), publisher of La Semaine magazine, and of Charron Éditeur inc. (“Charron Éditeur”). The acquisition was part of TVA Group’s strategy to remain the Québec market leader in magazine publishing.

Financing

The following financial transactions have been concluded since the end of the second quarter of 2013.

•

On July 2, 2013, Videotron used the proceeds from its June 17, 2013 placement of Senior Notes in the aggregate principal amount of $400.0 million, bearing interest at 5.625% and maturing on June 15, 2025, to finance the early redemption and withdrawal of US$380.0 million aggregate principal amount of its outstanding 9.125% Senior Notes, issued on April 15, 2008 and maturing in April 2018.

•

On August 29, 2013, Quebecor Media issued a US$350 million senior secured term loan “B” at a price of 99.50% for net proceeds of $358.4 million, net of financing fees of $1.9 million. This term loan bears interest at the U.S. London Interbank Offered Rate (“LIBOR”), subject to a LIBOR floor of 0.75%, plus a premium of 2.50%. It provides for quarterly amortization payments totalling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020.

•

On August 30, 2013, Quebecor Media redeemed US$265.0 million in aggregate principal amount of its outstanding 7.75% Senior Notes issued on January 17, 2006 and due in March 2016, and settled the related hedging contracts.

[1]	The sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

In its analysis of operating results, the Corporation defines operating income, as reconciled to net (loss) income under IFRS, as net (loss) income before amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill and intangible assets, (loss) gain on debt refinancing, income taxes, and (loss) income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. Quebecor Media’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of operating income to net (loss) income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net (loss) income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Operating (loss) income:
Telecommunications	$329.3	$304.4	$962.4	$898.9
News Media	25.8	22.5	55.4	73.8
Broadcasting	15.2	6.8	31.4	18.3
Leisure and Entertainment	7.9	11.8	9.1	16.5
Interactive Technologies and Communications	3.9	0.4	9.6	6.4
Head Office	(0.4)	1.2	1.9	4.7

	381.7	347.1	1 069.8	1 018.6
Amortization	(168.5)	(145.8)	(494.6)	(430.4)
Financial expenses	(87.0)	(78.7)	(275.7)	(242.7)
(Loss) gain on valuation and translation of financial instruments	(15.0)	117.7	(212.3)	231.8
Restructuring of operations, impairment of assets and other special items	(5.7)	(39.7)	(14.9)	(28.8)
Impairment of goodwill and intangible assets	(305.8)	(187.0)	(305.8)	(201.5)
(Loss) gain on debt refinancing	—	—	(18.9)	2.4
Income taxes	(12.9)	(48.6)	(4.9)	(137.7)
(Loss) income from discontinued operations	(0.4)	2.0	39.7	6.9

Net (loss) income	$(213.6)	$(33.0)	$(217.6)	$218.6

Cash Flows from Segment Operations

Cash flows from segment operations represents operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, the payment of dividends, and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 8 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by its continuing operating activities reported in the condensed consolidated financial statements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2013/2012 third quarter comparison

Revenues: $1.08 billion, an increase of $20.4 million (1.9%).

•	Revenues increased in Telecommunications ($33.1 million or 5.1% of segment revenues) and Broadcasting ($5.1 million or 5.2%).

•	Revenues were flat in Interactive Technologies and Communications.

•	Revenues decreased in News Media ($19.8 million or -8.7%) and Leisure and Entertainment ($2.9 million or -3.7%).

Operating income: $381.7 million, an increase of $34.6 million (10.0%).

•

Operating income increased in Telecommunications ($24.9 million or 8.2% of segment operating income), Broadcasting ($8.4 million), Interactive Technologies and Communications ($3.5 million), and News Media ($3.3 million or 14.7%).

•	Revenues decreased in Leisure and Entertainment ($3.9 million or -33.1%).

•

The change in the fair value of Quebecor Media stock options resulted in a $3.5 million unfavourable variance in the consolidated stock-based compensation charge in the third quarter of 2013 compared with the same period of 2012. The change in the fair value of Quebecor stock options resulted in a $2.5 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in the third quarter of 2013.

Net loss attributable to shareholders: $216.5 million in the third quarter of 2013, compared with $33.7 million in the same period of 2012, a $182.8 million unfavourable variance.

•	The unfavourable variance was mainly due to:

•	$132.7 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$118.8 million unfavourable variance in charge for impairment of goodwill and intangible assets;

•	$22.7 million increase in amortization charge;

•	$8.3 million increase in financial expenses.

Partially offset by:

•	$34.6 million increase in operating income;

•	$34.0 million favourable variance in the charge for restructuring of operations, impairment of assets and other special items.

Amortization charge: $168.5 million in the third quarter of 2013, a $22.7 million increase essentially due to the impact of the significant capital expenditures made since 2011 in the Telecommunications segment, including amortization of capital expenditures related to cable Internet access services and modernization of the wired network, and to the impact of the emphasis on equipment leasing in the promotional strategy.

Financial expenses: $87.0 million, an increase of $8.3 million due mainly to higher indebtedness resulting from the leveraged repurchase in October 2012 of Quebecor Media shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of Caisse de dépôt et placement du Québec (“the Caisse”). This factor was partially offset by the impact of lower interest rates on long-term debt, due to debt refinancing at lower rates.

Loss on valuation and translation of financial instruments: $15.0 million in the third quarter of 2013 compared with a $117.7 million gain in the same period of 2012. The $132.7 million unfavourable variance was mainly due to the change in the fair value of early settlement options due to fluctuations in the valuation assumptions, including interest rates and credit premiums implicit in the prices of the underlying instruments, and anticipated exercise dates of these options. The variance was also due to the reversal of the fair value of early settlement options on the Quebecor Media Senior Notes redeemed on August 30, 2013.

Charge for restructuring of operations, impairment of assets and other special items: $5.7 million in the third quarter of 2013, compared with $39.7 million in the third quarter of 2012, a favourable variance of $34.0 million.

•

In the third quarter of 2013, a $3.8 million net charge for restructuring of operations was recorded in the News Media segment in connection with staff-reduction programs ($31.8 million in the same period of 2012). In connection with these restructuring initiatives, a $7.5 million charge for impairment of certain assets was also recorded in the third quarter of 2012.

•

In the third quarter of 2013, the Broadcasting segment recorded a $0.2 million restructuring charge related primarily to staff-reduction programs and a $0.6 million impairment charge on certain assets.

•

The other segments recorded a net charge for restructuring of operations, impairment of assets and other special items of $1.1 million in the third quarter of 2013 ($0.4 million in the third quarter of 2012).

Charge for impairment of goodwill and intangible assets: $305.8 million in the third quarter of 2013, compared with $187.0 million in the same period of 2012, an unfavourable variance of $118.8 million.

•

In the third quarter of 2013, Quebecor Media performed impairment tests on the News Media, Music and Books CGUs, which continue to be affected by the shift toward digital as well as by challenging market conditions in their respective industries. Quebecor Media concluded that the recoverable amount based on value in use or on fair value less disposal costs was less than the carrying amount of these CGUs. Accordingly, the following goodwill impairment charges were recorded:

•

the News Media segment recorded a non-cash goodwill impairment charge of $229.0 million without any tax consequences ($145.0 million in the third quarter of 2012) and a non-cash impairment charge of $56.0 million on mastheads and customer relationships ($30.0 million in the third quarter of 2012);

•

the Leisure and Entertainment segment recorded non-cash goodwill impairment charges of $8.9 million without any tax consequences in its Music CGU ($12.0 million in the third quarter of 2012), and $11.9 million in its Books CGU (nil in the third quarter of 2012).

Income tax expense: $12.9 million (effective tax rate of 26.1%) in the third quarter of 2013 compared with $48.6 million (effective tax rate of 28.5%) in the same period of 2012. The effective tax rate is calculated considering only taxable and deductible items.

•	The $35.7 million favourable variance in the income tax expense was mainly due to the decrease in taxable income for tax purposes.

2013/2012 year-to-date comparison

Revenues: $3.21 billion, an increase of $19.5 million (0.6%).

•	Revenues increased in Telecommunications ($89.4 million or 4.6% of segment revenues) and Broadcasting ($2.7 million or 0.8%).

•	Revenues decreased in News Media ($70.9 million or -9.9%), Leisure and Entertainment ($11.9 million or -5.5%) and Interactive Technologies and Communications ($4.8 million or -4.4%).

Operating income: $1.07 billion, an increase of $51.2 million (5.0%).

•

Operating income increased in Telecommunications ($63.5 million or 7.1% of segment operating income), Broadcasting ($13.1 million or 71.6%) and Interactive Technologies and Communications ($3.2 million or 50.0%).

•	Operating income decreased in News Media ($18.4 million or -24.9%) and Leisure and Entertainment ($7.4 million or -44.8%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.3 million favourable variance in the consolidated stock-based compensation charge in the first nine months of 2013 compared with the same period of 2012. The change in the fair value of Quebecor stock options resulted in a $4.3 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in the first nine months of 2013.

Net loss attributable to shareholders: $220.9 million in the first nine months of 2013 compared with $226.0 million net income in the same period of 2012, a $446.9 million unfavourable variance.

•	The unfavourable variance was due primarily to:

•	$444.1 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$104.3 million unfavourable variance in charge for impairment of goodwill and intangible assets;

•	$64.2 million increase in amortization charge;

•	$33.0 million increase in financial expenses;

•	$21.3 million unfavourable variance in losses and gains on debt refinancing.

Partially offset by:

•	$51.2 million increase in operating income;

•	$32.8 million favourable variance in income from discontinued operations, resulting mainly from the gain on disposal of Jobboom;

•	$13.9 million favourable variance in charge for restructuring of operations, impairment of assets and other special items.

Amortization charge: $494.6 million, a $64.2 million increase essentially due to the same factors as those noted in the 2013/2012 third quarter comparison above.

Financial expenses: $275.7 million, an increase of $33.0 million essentially due to the same factors as those noted in the 2013/2012 third quarter comparison above.

Loss on valuation and translation of financial instruments: $212.3 million in the first nine months of 2013 compared with a $231.8 million gain in the same period of 2012. The unfavourable variance of $444.1 million was mainly due to the variance in the fair value of early settlement options due to fluctuations in the valuation assumptions, including interest rates and credit premiums implicit in the prices of the underlying instruments, and anticipated exercise dates of these options. The variance was also due to the reversal of the fair value of early settlement options on the Videotron Senior Notes redeemed on July 2, 2013 and the Quebecor Media Senior Notes redeemed on August 30, 2013.

Charge for restructuring of operations, impairment of assets and other special items: $14.9 million in the first nine months of 2013, compared with $28.8 million in the same period of 2012, a favourable variance of $13.9 million.

•

In the first nine months of 2013, a $4.1 million net charge for restructuring of operations was recorded in the News Media segment, mainly in connection with staff-reduction programs ($32.1 million in the same period of 2012). As part of these initiatives, a $7.5 million charge for impairment of certain assets was also recorded in the first nine months of 2012.

•

The Broadcasting segment recorded a $2.3 million restructuring charge in the first nine months of 2013 ($0.1 million in the same period of 2012) in connection with staff reductions and a $1.6 million asset impairment charge. A $12.9 million gain on disposal of businesses was recorded in the first nine months of 2012 in the Broadcasting segment as a result of the sale of TVA Group’s interest in the mysteryTV and The Cave specialty channels.

•

The other segments recorded a $6.9 million net charge for restructuring of operations, impairment of assets and other special items in the first nine months of 2013 ($2.0 million in the same period of 2012).

Charge for impairment of goodwill and intangible assets: $305.8 million in the first nine months of 2013 compared with $201.5 million in the same period of 2012, an unfavourable variance of $104.3 million.

•

A non-cash goodwill impairment charge totalling $249.8 million (without any tax consequences) was recorded in the third quarter of 2013 in the News Media and Leisure and Entertainment segments ($157.0 million in the same period of 2012). A $56.0 million non-cash charge for impairment of mastheads and customer relationships was also recognized during the period in the News Media segment ($30.0 million in the same period of 2012). These charges are explained in greater detail in the discussion of the third quarter 2013 consolidated results.

•

As a result of new tariffs adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, the Corporation reviewed its business plan for the Broadcasting segment’s magazine publishing operations in the first quarter of 2012 and concluded that goodwill was no longer fully recoverable. A $14.5 million non-cash goodwill impairment charge (without any tax consequences) was recorded.

Loss on debt refinancing: $18.9 million in the first nine months of 2013 compared with a $2.4 million gain in the same period of 2012, a $21.3 million unfavourable variance.

•

On July 2, 2013, Videotron redeemed its outstanding 9.125% Senior Notes in the aggregate principal amount of US$380.0 million, issued on April 15, 2008 and maturing in April 2018. As a result, a total loss of $18.9 million was recorded in the consolidated statement of income in the first nine months of 2013, including a $6.5 million gain previously recorded in “Other comprehensive income.”

•

In the first nine months of 2012, Videotron redeemed all of its 6.875% Senior Notes issued in October 2003 and November 2004 and maturing in January 2014, in the aggregate principal amount of US$395.0 million. During the same period, Quebecor Media redeemed US$260.0 million principal amount of its 7.75% Senior Notes, issued on January 17, 2006 and maturing in March 2016, and settled the hedging contracts. These transactions generated a total $2.4 million gain on debt refinancing.

Income tax expense: $4.9 million in the first nine months of 2013 compared with $137.7 million (effective tax rate of 26.4%, considering only taxable and deductible items) in the same period of 2012.

•	The $132.8 million favourable variance in the income tax expense was mainly due to the decrease in pre-tax income.

SEGMENTED ANALYSIS

Telecommunications

Third quarter 2013 operating results

Revenues: $683.2 million, an increase of $33.1 million (5.1%).

•

Combined revenues from all cable television services increased $1.5 million (0.6%) to $270.6 million, due primarily to higher revenues from the leasing of digital set-top boxes, increased subscriptions to the high-definition service and increased pay-per-view orders, partially offset by the impact of the customer base decrease.

•

Revenues from Internet access services increased $12.0 million (6.2%) to $206.1 million. The favourable variance was mainly due to customer growth, increases in some rates and higher revenues from Internet access resellers.

•	Revenues from cable telephony service increased $6.0 million (5.3%) to $119.8 million, primarily as a result of increases in some rates, customer base growth and more business lines.

•	Revenues from mobile telephony service increased $13.0 million (28.9%) to $58.0 million, essentially due to customer growth.

•	Revenues from Videotron Business Solutions decreased $0.2 million (-1.2%) to $15.9 million.

•

Revenues from customer equipment sales increased $1.3 million (14.1%) to $10.5 million, mainly because of increased sales of more powerful equipment and growth in the number of subscriber connections to the mobile service.

•	Other revenues: $2.3 million, a decrease of $0.5 million (-17.9%).

ARPU: $119.24 in the third quarter of 2013 compared with $112.32 in the same period of 2012, an increase of $6.92 (6.2%).

Customer statistics

Revenue-generating units – As of September 30, 2013, the total number of revenue-generating units stood at 5,004,900, an increase of 43,500 (0.9%) from the end of the second quarter of 2013, compared with an increase of 101,100 in the third quarter of 2012 (Table 2). In the 12-month period ended September 30, 2013, the number of revenue-generating units increased by 147,000 (3.0%). Revenue-generating units are the sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 2,000 (-0.1%) in the third quarter of 2013 (compared with an increase of 15,000 in the same quarter of 2012) and decreased by 22,500 (-1.2%) during the 12-month period ended September 30, 2013 (Table 2). At the end of the third quarter of 2013, Videotron had 1,830,400 subscribers to its cable television services. The household and business penetration rate (number of subscribers as a proportion of the total 2,733,400 homes and businesses passed by Videotron’s network as of the end of September 2013, up from 2,690,600 one year earlier) was 67.0% versus 68.9% a year earlier.

•

As of September 30, 2013, the number of subscribers to the illico Digital TV service stood at 1,517,600, a quarterly increase of 15,600 or 1.0% (compared with a 32,800-subscriber increase in the third quarter of 2012) and a 12-month increase of 59,800 (4.1%). As of September 30, 2013, illico Digital TV had a household and business penetration rate of 55.5% versus 54.2% a year earlier.

•

The customer base for analog cable television services decreased by 17,600 (-5.3%) in the third quarter of 2013 (compared with a decrease of 17,800 customers in the same quarter of 2012), largely as a result of customer migration to illico Digital TV. The decrease was 82,300 (-20.8%) over a 12-month period.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,408,200 at September 30, 2013, a quarterly increase of 12,800 (0.9%) (compared with an increase of 28,500 in the third quarter of 2012) and a 12-month increase of 38,600 (2.8%) (Table 2). At September 30, 2013, Videotron’s cable Internet access services had a household and business penetration rate of 51.5%, compared with 50.9% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,281,200 as of September 30, 2013, a quarterly increase of 6,500 (0.5%) (compared with a 26,300-customer increase in the third quarter of 2012), and a 12-month increase of 31,500 (2.5%) (Table 2). At September 30, 2013, the cable telephony service had a household and business penetration rate of 46.9% versus 46.4% a year earlier.

Mobile telephony service – As of September 30, 2013, the number of subscriber connections to the mobile telephony service stood at 478,000, an increase of 26,900 (6.0%) from the end of the previous quarter (compared with an increase of 30,700 connections in the third quarter of 2012) and a 12-month increase of 99,700 (26.4%) (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Sept. 2013	June 2013	Mar. 2013	Dec. 2012	Sept. 2012	June 2012	Mar. 2012	Dec. 2011
Cable television:
Analog	312.8	330.4	348.9	370.4	395.1	412.9	436.5	460.7
Digital	1,517.6	1,502.0	1,500.3	1,484.6	1,457.8	1,425.0	1,417.5	1,400.8

	1,830.4	1,832.4	1,849.2	1,855.0	1,852.9	1,837.9	1,854.0	1,861.5
Cable Internet	1,408.2	1,395.4	1,397.3	1,387.7	1,369.6	1,341.1	1,340.5	1,332.5
Cable telephony	1,281.2	1,274.7	1,274.0	1,264.9	1,249.7	1,223.4	1,212.5	1,205.3
Mobile telephony[1]	478.0	451.1	420.9	402.6	378.3	347.6	312.8	290.6
Internet over wireless	7.1	7.8	7.0	7.1	7.4	6.8	5.9	5.6

Total (revenue-generating units)	5,004.9	4,961.4	4,948.4	4,917.3	4,857.9	4,756.8	4,725.7	4,695.5

[1]	In thousands of subscriber connections

Operating income: $329.3 million, an increase of $24.9 million (8.2%).

•	The increase in operating income was mainly due to:

•	impact of revenue increase.

Partially offset by:

•	increases in some operating expenses, including engineering costs.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 51.8% in the third quarter of 2013, compared with 53.2% in the same period of 2012.

•	The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues).

Year-to-date operating results

Revenues: $2.02 billion, an increase of $89.4 million (4.6%), essentially due to the same factors as those noted above in the discussion of third quarter 2013 results.

•	Combined revenues from all cable television services increased $9.0 million (1.1%) to $814.0 million.

•	Revenues from Internet access services increased $31.6 million (5.5%) to $608.5 million.

•	Revenues from cable telephony service increased $16.5 million (4.9%) to $355.1 million.

•	Revenues from mobile telephony service increased $37.6 million (30.4%) to $161.1 million.

•	Revenues from Videotron Business Solutions decreased $1.1 million (-2.3%) to $47.7 million.

•

Revenues from equipment sales to customers decreased $2.6 million (-9.2%) to $25.8 million, mainly because of campaigns promoting cable television equipment leasing, partially offset by increased revenues from mobile telephony equipment.

•	Other revenues decreased $1.6 million (-20.0%) to $6.4 million.

ARPU: $116.98 in the first nine months of 2013 compared with $110.76 in the same period of 2012, an increase of $6.22 (5.6%).

Customer statistics

Revenue generating units – 87,600 (1.8%) unit increase in the first nine months of 2013, compared with a 162,400-unit increase in the same period of 2012.

Cable television – 24,600 (-1.3%) decrease in the combined customer base for all of Videotron’s cable television services in the first nine months of 2013, compared with an 8,600-customer decrease in the same period of 2012.

•	Subscriptions to illico Digital TV service increased by 33,000 (2.2%) compared with an increase of 57,000 in the same period of 2012.

•	Subscriptions to analog cable television services decreased by 57,600 (-15.6%) compared with a decrease of 65,600 in the first nine months of 2012.

Cable Internet access – 20,500 (1.5%) customer increase in the first nine months of 2013, compared with 37,100 in the same period of 2012.

Cable telephony service – 16,300 (1.3%) customer increase in the first nine months of 2013, compared with 44,400 in the same period of 2012.

Mobile telephony service – 75,400 (18.7%) increase in subscriber connections in the first nine months of 2013 compared with 87,700 in the same period of 2012.

Operating income: $962.4 million, an increase of $63.5 million (7.1%).

•	The increase in operating income was mainly due to:

•	impact of revenue increase;

•	adjustment to provision for CRTC licence fees to align with the CRTC’s billing period;

Partially offset by:

•	increases in some operating expenses, mainly related to engineering costs and customer service costs.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 52.3% in the first nine months of 2013 compared with 53.4% in the same period of 2012.

•

The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues) and the impact of the adjustment to CRTC licence fees.

Cash flows from operations

Quarterly cash flows from segment operations: $176.6 million in the third quarter of 2013, compared with $120.9 million in the same period of 2012, an increase of $55.7 million (Table 3).

•

The increase was primarily due to a $32.9 million decrease in additions to property, plant and equipment and in additions to intangible assets, mainly reflecting lower investment in the 4G network and in cable network modernization, and the $24.9 million increase in operating income.

Year-to-date cash flows from segment operations: $524.3 million compared with $340.5 million in the same period of 2012 (Table 3).

•

The $183.8 million increase was primarily due to a $114.2 million decrease in additions to property, plant and equipment and in additions to intangible assets, mainly reflecting lower investment in the 4G network and in cable network modernization, and the $63.5 million increase in operating income.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Operating income	$329.3	$304.4	$962.4	$898.9
Additions to property, plant and equipment	(140.0)	(174.5)	(412.4)	(519.4)
Additions to intangible assets	(13.1)	(11.5)	(36.7)	(43.9)
Proceeds from disposal of assets	0.4	2.5	11.0	4.9

Cash flows from segment operations	$176.6	$120.9	$524.3	$340.5

News Media

Third quarter 2013 operating results

Revenues: $207.8 million, a decrease of $19.8 million (-8.7%).

•	Revenues decreased by $4.3 million due to the closure of some publications since the end of the second quarter of 2012 under restructuring initiatives.

•

On a same-store basis, advertising revenues decreased 8.6%; circulation revenues decreased 3.1%; digital revenues decreased 19.2%; combined revenues from commercial printing and other sources increased 2.0%.

•

On a same-store basis, revenues decreased 9.0% at the urban dailies, 7.7% at the community weeklies and 40.8% at the portals; the decline at the portals was caused mainly by lower advertising revenues.

Operating income: $25.8 million, an increase of $3.3 million (14.7%).

•	The increase was due primarily to:

•	$13.4 million favourable impact of restructuring initiatives and other reductions in operating expenses;

•	$1.3 million impact of decrease in newsprint prices.

Partially offset by:

•	impact of decrease in revenues on a same-store basis.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 87.6% in the third quarter of 2013, compared with 90.1% in the same period of 2012. The decrease was due primarily to the favourable impact of the reduction in operating costs in the third quarter of 2013.

Year-to-date operating results

Revenues: $644.6 million, a decrease of $70.9 million (-9.9%).

•	Revenues decreased by $11.1 million due to the closure of some publications since the end of the second quarter of 2012.

•

On a same-store basis, advertising revenues decreased 11.3%; circulation revenues decreased 4.0%; digital revenues decreased 11.5%; combined revenues from commercial printing and other sources increased 2.1%.

•

On a same-store basis, revenues decreased 10.1% at the urban dailies, 9.4% at the community weeklies and 32.1% at the portals; the decline at the portals was caused mainly by lower advertising revenues.

Operating income: $55.4 million, a decrease of $18.4 million (-24.9%).

•	The decrease was due primarily to:

•	impact of decrease in revenues on a same-store basis;

•	$1.7 million unfavourable variance in multimedia employment tax credits.

Partially offset by:

•	$30.9 million favourable impact on operating income related to restructuring initiatives and other reductions in operating expenses;

•	$2.6 million impact of decrease in newsprint prices.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 91.4% in the first nine months of 2013 compared with 89.7% in the same period of 2012. The increase was due to the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases, partially offset by the favourable impact of the reduction in operating costs on the 2013 year-to-date results.

Cash flows from operations

Quarterly cash flows from segment operations: $19.5 million compared with $18.6 million in the third quarter of 2012 (Table 4). The $0.9 million increase was due to the $3.3 million increase in operating income and to proceeds from the disposal of assets, partially offset by the $3.9 million increase in additions to property, plant and equipment and in additions to intangible assets.

Year-to-date cash flows from segment operations: $40.8 million compared with $60.3 million in the same period of 2012 (Table 4). The $19.5 million decrease was mainly due to the $18.4 million decrease in operating income.

Table 4: News Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Operating income	$25.8	$22.5	$55.4	$73.8
Additions to property, plant and equipment	(6.9)	(2.0)	(11.6)	(5.5)
Additions to intangible assets	(2.1)	(3.1)	(6.0)	(9.2)
Proceeds from disposal of assets	2.7	1.2	3.0	1.2

Cash flows from segment operations	$19.5	$18.6	$40.8	$60.3

Broadcasting

Third quarter 2013 operating results

Revenues: $104.1 million, an increase of $5.1 million (5.2%).

•	Revenues from television operations increased $2.2 million, mainly due to:

•

$7.2 million adjustment resulting from the favourable impact of a retroactive adjustment to TVA Group’s share of royalties for the retransmission of its signal in markets located outside its over-the-air stations’ local service areas (“retransmission royalties”) for the years 2009 to 2013, including $6.8 million applied retroactively to the years 2009 to 2012 and to the first six months of 2013;

•	increased subscription revenues at the specialty channels, attributable largely to the LCN, TVA Sports, MOI&cie and addikTV channels;

•	increased advertising revenues at the specialty channels, including addikTV and Prise 2.

Offset by:

•	lower advertising revenues at TVA Network;

•	discontinuation of operations of TVA Boutiques in the third quarter of 2013.

•	Total revenues from publishing operations increased by $2.4 million, mainly because of impact of acquisition in July 2013 of Les Publications Charron & Cie, publisher of La Semaine magazine.

Operating income: $15.2 million in the third quarter of 2013, an increase of $8.4 million (123.5%).

•	Operating income from television operations increased by $7.1 million, mainly as a result of:

•	favourable impact on operating income of the retroactive adjustment of retransmission royalties;

•	decrease in SUN News’ operating loss due to lower labour and content costs and higher revenues;

•	decrease in TVA Network’s operating costs due to containment of content, production and other costs.

Partially offset by:

•	impact of revenue decrease;

•	increases in some operating costs at the LCN and MOI&cie specialty channels, including advertising and content expenses.

•

Operating income from publishing operations increased by $1.5 million as a result of the impact of revenues related to the acquisition of Les Publications Charron & Cie and reductions in some operating costs, including printing costs.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 85.4% in the third quarter of 2013, compared with 93.1% in the same period of 2012. The decrease in costs as a proportion of revenues was mainly due to the favourable impact of the retroactive adjustment of retransmission royalties and decreases in operating costs.

Year-to-date operating results

Revenues: $330.7 million, an increase of $2.7 million (0.8%).

•	Revenues from television operations increased $2.1 million, mainly due to:

•	$7.2 million adjustment due to favourable impact of the retroactive adjustment of retransmission royalties, including $6.1 million applied retroactively to the years 2009 to 2012;

•	increased subscription revenues at the specialty channels, attributable largely to the LCN, TVA Sports, SUN News, MOI&cie and addikTV channels;

•	increased advertising revenues at the specialty channels, including addikTV and Prise 2.

Partially offset by:

•	lower advertising revenues at TVA Network;

•	discontinuation of operations of TVA Boutiques in the third quarter of 2013.

•

Total publishing revenues were flat. The decrease in newsstand and advertising revenues was offset by the favourable impact on revenues of the acquisition of Les Publications Charron & Cie in July 2013.

Operating income: $31.4 million, an increase of $13.1 million (71.6%).

•	Operating income from television operations increased by $10.1 million, mainly as a result of:

•	favourable impact of the retroactive adjustment of retransmission royalties;

•	decrease in SUN News’ operating loss due primarily to reduced labour and content costs;

•	decrease in TVA Network’s operating costs due to containment of content, production and other costs, and an adjustment to provision for CRTC licence fees to align with the CRTC’s billing period.

Partially offset by:

•	increases in some operating costs at the LCN, MOI&cie, TVA Sports and addikTV specialty channels;

•	impact of revenue decrease at TVA Network.

•	Operating income from publishing operations increased by $3.1 million, mainly as a result of:

•

favourable impact on year-to-date results of recognition in the first quarter of 2012 of a $2.3 million charge for the years 2010 and 2011 related to adoption of new tariffs with respect to business contributions for costs related to waste recovery services provided by Québec municipalities;

•	impact of acquisition of Les Publications Charron & Cie.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 90.5% in the first nine months of 2013 compared with 94.4% in the same period of 2012. The decrease in costs as a proportion of revenues was mainly due to decreased operating costs, the favourable impact of the retroactive adjustment of retransmission royalties and recognition in the first nine months of 2012 of retroactive costs related to waste-recovery services.

Cash flows from operations

Quarterly cash flows from segment operations: $9.7 million in the third quarter of 2013, compared with $0.1 million in the same period of 2012 (Table 5). The $9.6 million increase was due to the $8.4 million increase in operating income and a $1.2 million decrease in additions to property, plant and equipment and in additions to intangible assets.

Year-to-date cash flows from segment operations: $15.4 million compared with $19.2 million in the same period of 2012 (Table 5). The $3.8 million decrease mainly reflects proceeds from the disposal of assets in the amount of $21.0 million recognized in the first nine months of 2012 in connection with the disposal of interests in the mysteryTV and The Cave specialty channels, partially offset by a $13.1 million increase in operating income and a $4.1 million decrease in additions to property, plant and equipment and in additions to intangible assets.

Table 5: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Operating income	$15.2	$6.8	$31.4	$18.3
Additions to property, plant and equipment	(4.7)	(5.8)	(14.3)	(17.9)
Additions to intangible assets	(0.8)	(0.9)	(1.7)	(2.2)
Proceeds from disposal of assets	—	—	—	21.0

Cash flows from segment operations	$9.7	$0.1	$15.4	$19.2

Leisure and Entertainment

Third quarter 2013 operating results

Revenues: $74.8 million, a decrease of $2.9 million (-3.7%) compared with the third quarter of 2012.

•	The revenues of Archambault Group Inc. (“Archambault Group”) decreased 0.9%, mainly because of:

•	7.1% decrease in retail sales due primarily to lower sales of CDs, DVDs and musical instruments;

•

40.3% decrease in production revenues due primarily to the impact on the 2012 results of the release of a successful album by Québec singer Marie-Mai and to the larger number of shows produced in the third quarter of 2012, including Le retour de nos idoles.

Partially offset by:

•	19.3% increase in distribution revenues, mainly reflecting the addition of DVDs from a new label in the first quarter of 2013.

•	The Book division’s revenues decreased by 6.6%, mainly because of lower revenues from distribution to mass retailers and bookstores.

•	The revenues of the Le SuperClub Vidéotron retail chain decreased by 27.1%, mainly because of lower franchise fee revenues.

•	Revenues were favourably impacted by the acquisition on May 24, 2013 of Gestev Inc. (“Gestev”), a Québec City sporting and cultural event manager.

Operating income: $7.9 million in the third quarter of 2013, a decrease of $3.9 million (-33.1%). The unfavourable variance was due primarily to impact of revenue decrease.

Year-to-date operating results

Revenues: $205.2 million, a decrease of $11.9 million (-5.5%).

•	Archambault Group’s revenues decreased 5.7%, mainly because of:

•	4.0% decrease in retail sales due primarily to lower sales of CDs and DVDs;

•	10.0% decrease in distribution revenues, mainly reflecting the larger number of successful album releases in the first nine months of 2012;

•	33.3% decrease in production revenues, mainly because of the larger number of concerts produced in the first nine months of 2012.

•	The Book division’s revenues decreased by 3.7%, mainly because of lower distribution revenues.

•	The revenues of the Le SuperClub Vidéotron retail chain decreased by 26.8%, mainly because of lower franchise fee revenues and store closures;

Partially offset by:

•	Favourable impact on revenues of acquisition of Gestev in May 2013.

Operating income: $9.1 million for the first nine months of 2013, a decrease of $7.4 million (-44.8%). The unfavourable variance was mainly a result of the impact of lower revenues at Archambault Group and Le Super Club Vidéotron stores.

Cash flows from operations

Quarterly cash flows from segment operations: $6.0 million compared with $9.3 million in the third quarter of 2012 (Table 6).

•	The $3.3 million unfavourable variance was primarily due to the $3.9 million decrease in operating income.

Year-to-date cash flows from segment operations: $3.3 million compared with $8.6 million in the same period of 2012 (Table 6).

•

The $5.3 million unfavourable variance was due to the $7.4 million decrease in operating income, partially offset by a $2.1 million decrease in additions to property, plant and equipment and in additions to intangible assets.

Table 6: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Operating income	$7.9	$11.8	$9.1	$16.5
Additions to property, plant and equipment	(1.0)	(1.8)	(2.0)	(3.7)
Additions to intangible assets	(0.9)	(0.7)	(3.8)	(4.2)

Cash flows from segment operations	$6.0	$9.3	$3.3	$8.6

Interactive Technologies and Communications

Third quarter 2013 operating results

Revenues: $33.9 million, an increase of $0.2 million (0.6%).

•	The increase was due mainly to:

•	higher revenues at the San Francisco, United States office.

Partially offset by:

•	lower volume from Canadian customers, due in part to a decrease in intersegment revenues from other segments of Quebecor Media;

•	lower volume in Europe, particularly in France and Spain, mitigated by favourable impact of exchange rate fluctuations.

Operating income: $3.9 million, an increase of $3.5 million. The favourable variance was due primarily to decreases in some operating costs, including labour costs.

Year-to-date operating results

Revenues: $104.9 million, a decrease of $4.8 million (-4.4%).

•	The decrease was mainly due to:

•	lower volume from Canadian customers, due in part to a decrease in intersegment revenues from other segments of Quebecor Media;

•	lower volume in Europe, particularly in Spain and France.

Partially offset by:

•	higher revenues at the San Francisco, United States office;

•	higher volume from government customers.

Operating income: $9.6 million, an increase of $3.2 million (50.0%). The favourable variance was due primarily to decreases in some operating costs, including labour costs, partially offset by impact of revenue decrease.

Cash flows from operations

Quarterly cash flows from segment operations: $3.7 million, compared with negative $0.4 million in the same period of 2012 (Table 7).

•	The $4.1 million favourable variance was mainly due to the $3.5 million increase in operating income.

Year-to-date cash flows from segment operations: $8.2 million compared with $3.4 million in the same period of 2012 (Table 7).

•

The $4.8 million favourable variance was mainly due to the $3.2 million increase in operating income, combined with the $1.6 million decrease in additions to property, plant and equipment and in additions to intangible assets.

Table 7: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Operating income	$3.9	$0.4	$9.6	$6.4
Additions to property, plant and equipment	(0.1)	(0.8)	(1.3)	(3.0)
Additions to intangible assets	(0.1)	—	(0.1)	—

Cash flows from segment operations	$3.7	$(0.4)	$8.2	$3.4

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of financial position as of the balance sheet date.

Operating activities

Third quarter 2013

Cash flows provided by operating activities: $339.9 million in the third quarter of 2013 compared with $378.8 million in the same period of 2012.

•	The $38.9 million unfavourable variance was mainly due to:

•

$71.9 million unfavourable net change in non-cash balances related to operations, mainly because of unfavourable variances in accounts payable and accrued charges at Videotron and provision for restructuring expenses in the News Media segment;

•	$20.3 million unfavourable variance in current income taxes;

•	$9.1 million increase in cash portion of financial expenses.

Partially offset by:

•	$24.9 million increase in operating income in the Telecommunications segment;

•	$27.1 million decrease in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Year to date

Cash flows provided by operating activities: $620.0 million in the first nine months of 2013 compared with $852.1 million in the same period of 2012.

•	The $232.1 million unfavourable variance was mainly due to:

•

$221.4 million unfavourable net change in non-cash balances related to operations, mainly because of unfavourable variances in inventory at Videotron and in accounts payable and accrued charges at Videotron and Nurun Inc.;

•	$49.1 million unfavourable variance in current income taxes;

•	$34.9 million increase in cash portion of financial expenses;

•	$18.4 million decrease in operating income in the News Media segment.

Partially offset by:

•	$63.5 million increase in operating income in the Telecommunications segment;

•	$21.6 million decrease in cash portion of charge for restructuring of operations, impairment of assets and other special items.

In the first nine months of 2013, the unfavourable impact of the timing of transactions and investments in inventory in the Telecommunications segment on non-cash items related to operating activities, combined with a reduction in tax benefits available for the deferral of income tax disbursements, negatively affected cash flows provided by operating activities. Interest disbursements on higher indebtedness resulting from the repurchase of Quebecor Media shares in the fourth quarter of 2012 also had a negative impact. As well, the impact of competition and challenging market conditions in the News Media segment had an unfavourable impact on cash flows provided by operating activities. However, profit growth in the Telecommunications segment and the refinancing of some debt at lower rates had a favourable impact on cash flows.

Working capital: $68.6 million at September 30, 2013, compared with negative $81.7 million at December 31, 2012. The $150.3 million favourable variance was mainly due to the decrease in accounts payable and accrued charges, primarily at Videotron, and the increase in cash and cash equivalents, partially offset by the impact of the recognition of liabilities related to derivative financial instruments maturing in January 2014 under current liabilities.

Investing activities

Third quarter 2013

Additions to property, plant and equipment: $153.2 million in the third quarter of 2013 compared with $185.7 million in the same period of 2012. The $32.5 million decrease was due primarily to:

•	$34.5 million decrease in additions to property, plant and equipment in the Telecommunications segment, mainly related to lower spending on the 4G network and cable network modernization.

Additions to intangible assets: $16.7 million in the third quarter of 2013, compared with $15.8 million in the same period of 2012.

Business acquisitions: $6.9 million in the third quarter of 2013 due to the acquisition of Les Publications Charron & Cie and Charron Éditeur in the Broadcasting segment, compared with nil in the same period of 2012.

Disposal of businesses: Negative $0.7 million in the third quarter of 2013 as a result of certain contractual adjustments to the selling price of Jobboom, compared with $0.8 million in the same period of 2012.

Proceeds from disposal of assets: $3.5 million in the third quarter of 2013 compared with $3.7 million in the third quarter of 2012.

Year to date

Additions to property, plant and equipment: $443.1 million in the first nine months of 2013 compared with $551.5 million in the same period of 2012. The $108.4 million variance was mainly due to a $107.0 million decrease in additions to property, plant and equipment in the Telecommunications segment, due to the same factors as those noted above in the discussion of third quarter 2013 results.

Additions to intangible assets: $47.9 million in the first nine months of 2013, compared with $58.1 million in the same period of 2012. The Telecommunications segment accounted for the largest part of the $10.2 million decrease.

Business acquisitions: $8.5 million in the first nine months of 2013, mainly because of the acquisition of Les Publications Charron & Cie and Charron Éditeur in the Broadcasting segment, compared with $0.8 million in the same period of 2012.

Disposal of businesses: $52.1 million in the first nine months of 2013, reflecting the sale of Jobboom to Mediagrif Interactive Technologies Inc., compared with $0.8 million in the same period of 2012.

Proceeds from disposal of assets: $14.4 million in the first nine months of 2013, primarily in the Telecommunications segment, compared with $27.1 million in the same period of 2012, a $12.7 million decrease.

•

The figure for the first nine months of 2012 included $21.0 million recorded in the Broadcasting segment in connection with the sale of TVA Group’s interest in the mysteryTV and The Cave specialty channels.

Free cash flows from continuing operating activities

Third quarter 2013

Free cash flows from continuing operating activities: $173.5 million in the third quarter of 2013 compared with $181.0 million in the same period of 2012 (Table 8).

•	The $7.5 million decrease was essentially due to:

•	$38.9 million unfavourable variance in cash flows provided by operating activities.

Partially offset by:

•	$32.5 million decrease in additions to property, plant and equipment.

Year to date

Free cash flows from continuing operating activities: $143.4 million in the first nine months of 2013 compared with $269.6 million in the same period of 2012 (Table 8).

•	The $126.2 million unfavourable variance was mainly due to:

•	$232.1 million unfavourable variance in cash flows provided by operating activities;

•	$12.7 million decrease in proceeds from disposal of assets.

Partially offset by:

•	$108.4 million decrease in additions to property, plant and equipment;

•	$10.2 million decrease in additions to intangible assets.

Table 8

Cash flows provided by operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Operating (loss) income:
Telecommunications	$329.3	$304.4	$962.4	$898.9
News Media	25.8	22.5	55.4	73.8
Broadcasting	15.2	6.8	31.4	18.3
Leisure and Entertainment	7.9	11.8	9.1	16.5
Interactive Technologies and Communications	3.9	0.4	9.6	6.4
Head Office	(0.4)	1.2	1.9	4.7

	381.7	347.1	1,069.8	1,018.6
Cash portion of financial expenses[1]	(84.2)	(75.1)	(266.7)	(231.8)
Cash portion of charge for restructuring of operations, impairment of assets and other special items[2]	(5.1)	(32.2)	(12.6)	(34.2)
Current income taxes	(30.7)	(10.4)	(85.3)	(36.2)
Other	0.4	(0.3)	—	(0.5)
Net change in non-cash balances related to operations	77.8	149.7	(85.2)	136.2

Cash flows provided by continuing operating activities	339.9	378.8	620.0	852.1

Additions to property, plant and equipment and in additions to intangible assets, less proceeds from disposal of assets:
Telecommunications	(152.7)	(183.5)	(438.1)	(558.4)
News Media	(6.3)	(3.9)	(14.6)	(13.5)
Broadcasting	(5.5)	(6.7)	(16.0)	0.9
Leisure and Entertainment	(1.9)	(2.5)	(5.8)	(7.9)
Interactive Technologies and Communications	(0.2)	(0.8)	(1.4)	(3.0)
Head Office	0.2	(0.4)	(0.7)	(0.6)

	(166.4)	(197.8)	(476.6)	(582.5)

Free cash flows from continuing operating activities	173.5	181.0	143.4	269.6

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 5 in the consolidated financial statements).

[2]	Restructuring of operations and other special items (see note 7 in the consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $412.8 million increase in the first nine months of 2013; $108.7 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of debt increases during the first nine months of 2013:

•

$400.0 million aggregate principal amount of Senior Notes issued by Videotron on June 17, 2013 for net proceeds of $394.8 million, net of financing fees of $5.2 million. The Notes bear 5.625% interest and mature on June 15, 2025.

•

US$350 million senior secured term loan “B” entered into by Quebecor Media on August 1, 2013 and issued at a price of 99.50% on August 29, 2013, for net proceeds of $358.4 million, net of financing fees of $1.9 million. The term loan bears interest at LIBOR, subject to a LIBOR floor of 0.75%, plus a 2.50% premium. It provides for quarterly amortization payments totalling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020.

•

$213.6 million increase in debt due to the reduction in the fair value of early settlement options, which are presented on the balance sheet as a reduction of debt. The reduction in fair value was due to fluctuations in the valuation assumptions, including interest rates and credit premiums implicit in the prices of the underlying instruments, and anticipated exercise dates of these options, as well as to the reversal of the fair value of early settlement options on the Videotron Senior Notes redeemed on July 2, 2013, and on the Quebecor Media Senior Notes redeemed on August 30, 2013.

•

Estimated $122.3 million unfavourable impact of exchange rate fluctuations. The increase in this item is offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments.”

•	Summary of debt reductions during the same period:

•	Early redemption and withdrawal by Videotron on July 2, 2013 of US$380.0 million aggregate principal amount of its 9.125% Senior Notes issued on April 15, 2008 and maturing in April 2018.

•	Early redemption by Quebecor Media on August 30, 2013 of US$265.0 million in aggregate principal amount of its outstanding 7.75% Senior Notes issued on January 17, 2006 and due in March 2016.

•	Current payments totalling $16.0 million on Quebecor Media’s and Videotron’s credit facilities.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $154.2 million at September 30, 2013 compared with a net liability of $262.9 million at December 31, 2012. The $108.7 million net favourable variance was due to:

•	Favourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•	Settlement at maturity of liabilities related to Quebecor Media’s foreign currency exposure hedges on its term loan “B” credit facility, which was prepaid in full in December 2012;

•	Settlement of liability related to Quebecor Media’s hedging contracts in connection with the redemption on August 30, 2013 of US$265.0 million aggregate principal amount of its 7.75% Senior Notes.

Partially offset by:

•	Unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments;

•	Unwinding of Videotron’s hedging contracts in an asset position in connection with the redemption on July 2, 2013 of US$380.0 million aggregate principal amount of Videotron’s 9.125% Senior Notes;

•

On April 16, 2013, Quebecor Media announced a public exchange offer for the exchange of the entirety of its outstanding 5.75% Senior Notes maturing on January 15, 2023 for an equivalent principal amount of Notes registered pursuant to the Securities Act of 1933. The exchange of almost all the Notes (99.9%) was completed by May 14, 2013.

•	In June 2013, Quebecor Media amended its $300.0 million revolving credit facility to extend the maturity date to January 2017 and amend certain terms and conditions.

•	In June 2013, Videotron also amended its $575.0 million revolving credit facility to extend the maturity date to July 2018 and amend certain terms and conditions.

Financial Position

Net available liquidity: $1.22 billion at September 30, 2013 for the Corporation and its wholly owned subsidiaries, consisting of $342.8 million in cash and $874.9 million in available unused lines of credit.

Consolidated debt: $4.84 billion at September 30, 2013, an increase of $412.8 million compared with December 31, 2012; $108.7 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $2.34 billion debt ($2.13 billion at December 31, 2012), TVA Group’s $74.6 million debt ($74.4 million at December 31, 2012) and Quebecor Media’s $2.42 billion debt ($2.23 billion at December 31, 2012).

As at September 30, 2013, minimum principal payments on long-term debt in the coming years were as follows:

Table 9

Minimum principal payments on Quebecor Media’s long-term debt

12 months ending September 30

(in millions of Canadian dollars)

2014	$25.1
2015	100.0
2016	577.0
2017	14.3
2018	356.9
2019 and thereafter	3 865.7

Total	$4 939.0

The weighted average term of Quebecor Media’s consolidated debt was approximately 7.2 years as of September 30, 2013, (7.1 years as of December 31, 2012). The debt consists of approximately 84.0 % fixed-rate debt (90.9 % as of December 31, 2012) and 16.0 % floating-rate debt (9.1 % as of December 31, 2012).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividend payments (or distribution of capital). The Corporation also has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At September 30, 2013, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On August 7, 2013, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on August 8, 2013.

•	On November 6, 2013, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on November 7, 2013.

Participation in 700 MHz spectrum auction

On October 22, 2013, Videotron qualified on a provisional basis to participate in the 700 MHz spectrum auction announced by Industry Canada, which is scheduled to commence on January 14, 2014.

On October 29, 2013, Videotron filed a letter of credit with Industry Canada as a pre-auction financial deposit in respect to its application to participate. The submission of this letter of credit had the effect of reducing the Corporation’s net available liquidity. Under Industry Canada’s published rules respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of this letter of credit, which can be withdrawn by Videotron at any time prior to the auction’s commencement.

The complete licensing framework for the 700 MHz spectrum auction as published by Industry Canada – including the method of determination of pre-auction financial deposits – can be found on the Industry Canada Web site at <http://www.ic.gc.ca/eic/site/smt-gst.nsf/eng/h_sf10598.html>.

Analysis of consolidated balance sheet at September 30, 2013

Table 10

Consolidated balance sheet of Quebecor Media

Analysis of main differences between September 30, 2013 and December 31, 2012

(in millions of Canadian dollars)

	Sept. 30, 2013	Dec. 31, 2012	Difference	Main reason for difference
Assets
Cash and cash equivalents	$353.6	$228.7	$124.9	Cash flows from operations exceeded cash flows used in investing and financing activities
Accounts receivable	540.7	578.0	(37.3)	Impact of current variances in activity
Intangible assets	834.8	956.7	(121.9)	Amortization of Videotron’s spectrum licences and impairment of mastheads and customer relationships in the News Media segment
Goodwill	3,109.5	3,371.6	(262.1)	Goodwill impairment in the News Media and Leisure and Entertainment segments, and disposal of Jobboom
Liabilities
Accounts payable and accrued charges	624.2	784.9	(160.7)	Impact of current variances in activity
Income taxes[1]	64.6	23.3	41.3	Reduction in previously available tax benefits
Long-term debt, including short-term portion and bank indebtedness	4,841.5	4,428.7	412.8	See “Financing activities”
Derivative financial instruments[2]	154.2	262.9	(108.7)	See “Financing activities”
Net future tax liabilities[3]	523.8	570.2	(46.4)	Reduced deferred income taxes mainly because of fluctuations in the fair value of early settlement options

[1]	Current liabilities less current assets
[2]	Current and long-term liabilities less long-term assets
[3]	Long-term liabilities less long-term assets

ADDITIONAL INFORMATION

Contractual Obligations

At September 30, 2013, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 11 below shows a summary of these contractual obligations.

Table 11

Contractual obligations of Quebecor Media as of September 30, 2013

(in millions of Canadian dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$4,939.0	$25.1	$677.0	$371.2	$3,865.7
Interest payments[2]	2,390.7	237.0	639.1	559.0	955.6
Operating leases	366.4	61.5	86.1	58.9	159.9
Additions to property, plant and equipment and other commitments	577.4	131.4	160.5	78.7	206.8
Derivative financial instruments[3]	131.8	117.1	4.0	71.7	(61.0)

Total contractual obligations	$8,405.3	$572.1	$1,566.7	$1,139.5	$5,127.0

[1]	The carrying value of long-term debt excludes adjustments related to embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2013.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2013, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $2.8 million ($2.8 million in the same period of 2012), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $0.9 million ($0.7 million in the same period of 2012). These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between parties.

During the first nine months of 2013, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated corporations in the amount of $8.1 million ($10.0 million in the same period of 2012), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $2.3 million ($2.7 million in the same period of 2012). These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

In the third quarter of 2013, the Corporation received an amount of $0.4 million, which is included as a reduction in employee costs ($0.4 million in the third quarter of 2012), and incurred management fees of $0.5 million ($0.3 million in the third quarter of 2012) with the Corporation’s shareholders.

For the nine-month period ended September 30, 2013, the Corporation received an amount of $1.3 million, which is included as a reduction in selling and administrative expenses ($1.2 million in the same period of 2012), and incurred management fees of $1.5 million ($0.8 million in the same period of 2012) with the Corporation’s shareholders.

Financial instruments

Quebecor Media and its subsidiaries use a number of financial instruments, mainly cash and cash equivalents, trade receivables, long-term investments, bank indebtedness, trade payables, accrued charges, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments: (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; (ii) to achieve a targeted balance of fixed- and variable-rate debts; and (iii) to reverse existing hedging positions through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2013 and December 31, 2012 are as follows:

Table 12

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2013		December 31, 2012
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(4,939.0)	$(4,930.3)	$(4,743.6)	$(5,007.6)
Derivative financial instruments:
Early settlement options	46.8	46.8	264.9	264.9
Foreign exchange forward contracts[2]	0.1	0.1	0.1	0.1
Cross-currency interest rate swaps[2]	(154.3)	(154.3)	(263.0)	(263.0)

[1]	The carrying value of long-term debt excludes adjustments related to embedded derivatives and financing fees.
[2]	The value of foreign exchange forward contracts entered into to reverse existing hedging positions is netted from the value of the offset financial instruments.

Losses (gains) on valuation and translation of financial instruments in the third quarter and the nine months of 2013 are summarized in Table 13.

Table 13

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$8.5	$(117.7)	$141.1	$(241.5)
Loss on reversal of embedded derivatives upon debt redemption	5.9	—	72.9	9.7
Loss (gain) on the ineffective portion of cash flow hedges	0.6	—	(1.7)	—

	$15.0	$(117.7)	$212.3	$(231.8)

Losses of $10.8 million and $39.3 million were recorded under Other comprehensive income in the third quarter and first nine months of 2013 respectively in relation to cash flow hedging relationships ($5.8 million and $31.2 million gains in the third quarter and first nine months of 2012 respectively).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the other party to the contract or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility and discount factors.

Changes in Accounting Policies

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)	IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)	IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method. The following table summarizes the adjustments that were recorded in the consolidated statements of income for the prior period comparative figures:

Increase (decrease)	Three months ended September 30, 2012	Nine months ended September 30, 2012
Revenues	$—	$(4.2)
Purchase of goods and services	—	(2.5)
Financial expenses	—	(1.7)

Income from continuing operations	$—	$—

(iii)	IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)	IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)	IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

(vi)

IAS 19 Employee Benefits (Amended) involves, among other changes, the immediate recognition of the re-measurement component in Other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded in Other comprehensive income to be recognized either immediately in deficit or as a separate category within equity. The Corporation chose to recognize amounts recorded in Other comprehensive income in accumulated Other comprehensive income.

The adoption of the amended standard had the following impacts on prior period figures:

Consolidated statements of income

Increase (decrease)	Three months ended September 30, 2012	Nine months ended September 30, 2012
Employee costs	$1.1	$3.2
Financial expenses	3.1	9.3
Deferred income tax	(1.1)	(3.3)

Income from continuing operations	$(3.1)	$(9.2)

Income from continuing operations attributable to:
Shareholders	$(2.8)	$(8.3)
Non-controlling interests	(0.3)	(0.9)

Consolidated balance sheets

Increase (decrease)	December 31, 2012	December 31, 2011
Other liabilities	$2.1	$3.7
Deferred income taxes liability	(0.6)	(1.0)
Deficit	(100.7)	(87.9)
Accumulated other comprehensive loss	(102.2)	(90.1)
Non-controlling interests	—	(0.5)

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue developing its network and related mobile services;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•

unanticipated higher capital spending required for developing its network or to address the continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its newspapers’ operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its digital cable television, Internet access and telephony services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require us to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012
		(restated, note 2)		(restated, note 2)
Revenues	3	$1,075.1	$1,054.7	$3,211.3	$3,191.8
Employee costs	4	246.0	252.6	781.3	794.6
Purchase of goods and services	4	447.4	455.0	1,360.2	1,378.6
Amortization		168.5	145.8	494.6	430.4
Financial expenses	5	87.0	78.7	275.7	242.7
Loss (gain) on valuation and translation of financial instruments	6	15.0	(117.7)	212.3	(231.8)
Restructuring of operations, impairment of assets and other special items	7	5.7	39.7	14.9	28.8
Impairment of goodwill and intangible assets	8	305.8	187.0	305.8	201.5
Loss (gain) on debt refinancing	11	—	—	18.9	(2.4)

(Loss) income before income taxes		(200.3)	13.6	(252.4)	349.4
Income taxes:
Current		30.7	10.4	85.3	36.2
Deferred		(17.8)	38.2	(80.4)	101.5

		12.9	48.6	4.9	137.7

(Loss) income from continuing operations		(213.2)	(35.0)	(257.3)	211.7
(Loss) income from discontinued operations	9	(0.4)	2.0	39.7	6.9

Net (loss) income		$(213.6)	$(33.0)	$(217.6)	$218.6

(Loss) income from continuing operations attributable to
Shareholders		$(216.1)	$(35.7)	$(260.6)	$219.1
Non-controlling interests		2.9	0.7	3.3	(7.4)

Net (loss) income attributable to
Shareholders		$(216.5)	$(33.7)	$(220.9)	$226.0
Non-controlling interests		2.9	0.7	3.3	(7.4)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012
		(restated, note 2)		(restated, note 2)
Net (loss) income		$(213.6)	$(33.0)	$(217.6)	$218.6

Other comprehensive income:
Items that may be reclassified to income:
(Loss) gain on translation of net investments in foreign operations		(2.9)	(2.9)	2.3	(3.7)
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(10.8)	5.8	(39.3)	31.2
Deferred income taxes		4.7	2.3	1.3	1.4
Item that will not be reclassified to income:
Defined benefit plans:
Actuarial gain		119.0	—	119	—
Deferred income taxes		(32.0)	—	(32.0)	—
Reclassification to income:	11
Gain related to cash flow hedges		(8.0)	—	(14.5)	(3.3)
Deferred income taxes		0.9	—	1.1	(1.2)

		70.9	5.2	37.9	24.4

Comprehensive (loss) income		$(142.7)	$(27.8)	$(179.7)	$243.0

Comprehensive (loss) income attributable to
Shareholders		$(154.1)	$(28.5)	$(191.5)	$250.4
Non-controlling interests		11.4	0.7	11.8	(7.4)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND SUBSIDIARIES

SEGMENTED INFORMATION

	Three months ended September 30, 2013
(in millions of Canadian dollars) (unaudited)	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$683.2	$207.8	$104.1	$74.8	$33.9	$(28.7)	$1,075.1
Employee costs	87.4	71.5	34.1	14.4	22.0	16.6	246.0
Purchase of goods and services	266.5	110.5	54.8	52.5	8.0	(44.9)	447.4

Operating income[1]	329.3	25.8	15.2	7.9	3.9	(0.4)	381.7
Amortization							168.5
Financial expenses							87.0
Loss on valuation and translation of financial
instruments							15.0
Restructuring of operations, impairment of assets
and other special items							5.7
Impairment of goodwill and intangible assets							305.8

Loss before income taxes							$(200.3)

Additions to property, plant and equipment	$140.0	$6.9	$4.7	$1.0	$0.1	$0.5	$153.2
Additions to intangible assets	13.1	2.1	0.8	0.9	0.1	(0.3)	16.7

	Three months ended September 30, 2012 (restated, note 2)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$650.1	$227.6	$99.0	$77.7	$33.7	$(33.4)	$1,054.7
Employee costs	85.3	85.6	37.1	14.2	20.8	9.6	252.6
Purchase of goods and services	260.4	119.5	55.1	51.7	12.5	(44.2)	455.0

Operating income[1]	304.4	22.5	6.8	11.8	0.4	1.2	347.1
Amortization							145.8
Financial expenses							78.7
Gain on valuation and translation of financial
instruments							(117.7)
Restructuring of operations, impairment of assets
and other special items							39.7
Impairment of goodwill and intangible assets							187.0

Income before income taxes							$13.6

Additions to property, plant and equipment	$174.5	$2.0	$5.8	$1.8	$0.8	$0.8	$185.7
Additions to intangible assets	11.5	3.1	0.9	0.7	—	(0.4)	15.8

[1]

The Chief Executive Officer uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-IFRS measure and is defined as net (loss) income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss (gain) on debt refinancing, income taxes and (loss) income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

	Nine months ended September 30, 2013
(in millions of Canadian dollars) (unaudited)	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$2,018.6	$644.6	$330.7	$205.2	$104.9	$(92.7)	$3,211.3
Employee costs	276.0	234.9	108.1	43.8	70.4	48.1	781.3
Purchase of goods and services	780.2	354.3	191.2	152.3	24.9	(142.7)	1,360.2

Operating income[1]	962.4	55.4	31.4	9.1	9.6	1.9	1,069.8
Amortization							494.6
Financial expenses							275.7
Loss on valuation and translation of financial instruments							212.3
Restructuring of operations, impairment of assets and other special items							14.9
Impairment of goodwill and intangible assets							305.8
Loss on debt refinancing							18.9

Loss before income taxes							$(252.4)

Additions to property, plant and equipment	$412.4	$11.6	$14.3	$2.0	$1.3	$1.5	$443.1
Additions to intangible assets	36.7	6.0	1.7	3.8	0.1	(0.4)	47.9

	Nine months ended September 30, 2012 (restated, note 2)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$1,929.2	$715.5	$328.0	$217.1	$109.7	$(107.7)	$3,191.8
Employee costs	263.8	268.4	115.3	43.1	68.8	35.2	794.6
Purchase of goods and services	766.5	373.3	194.4	157.5	34.5	(147.6)	1,378.6

Operating income[1]	898.9	73.8	18.3	16.5	6.4	4.7	1,018.6
Amortization							430.4
Financial expenses							242.7
Gain on valuation and translation of financial instruments							(231.8)
Restructuring of operations, impairment of assets and other special items							28.8
Impairment of goodwill and intangible assets							201.5
Gain on debt refinancing							(2.4)

Income before income taxes							$349.4

Additions to property, plant and equipment	$519.4	$5.5	$17.9	$3.7	$3.0	$2.0	$551.5
Additions to intangible assets	43.9	9.2	2.2	4.2	—	(1.4)	58.1

[1]

The Chief Executive Officer uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-IFRS measure and is defined as net (loss) income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss (gain) on debt refinancing, income taxes and (loss) income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive income (loss)
	(note 12)			(note 14)
Balance as of December 31, 2011, as previously reported	$1,752.4	$3,176.6	$(2,055.0)	$15.3	$136.2	$3,025.5
Changes in accounting policies (note 2)	—	—	87.9	(90.1)	(0.5)	(2.7)

Balance as of December 31, 2011, as restated	1,752.4	3,176.6	(1,967.1)	(74.8)	135.7	3,022.8
Net income (loss)	—	—	226.0	—	(7.4)	218.6
Other comprehensive income	—	—	—	24.4	—	24.4
Dividends	—	—	(75.0)	—	(0.2)	(75.2)
Acquisition of non-controlling interests	—	(0.3)	—	—	0.3	—
Reclassification of stated capital	3,175.0	(3,175.0)	—	—	—	—

Balance as of September 30, 2012	4,927.4	1.3	(1,816.1)	(50.4)	128.4	3,190.6
Net income	—	—	8.6	—	4.5	13.1
Other comprehensive loss	—	—	—	(16.7)	(1.2)	(17.9)
Repurchase of shares	(811.3)	—	(188.8)	—	—	(1,000.1)
Dividends	—	—	(25.0)	—	(0.3)	(25.3)

Balance as of December 31, 2012	4,116.1	1.3	(2,021.3)	(67.1)	131.4	2,160.4
Net (loss) income	—	—	(220.9)	—	3.3	(217.6)
Other comprehensive income	—	—	—	29.4	8.5	37.9
Dividends	—	—	(75.0)	—	(0.1)	(75.1)
Business acquisition	—	—	—	—	0.3	0.3

Balance as of September 30, 2013	$4,116.1	$1.3	$(2,317.2)	$(37.7)	$143.4	$1,905.9

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012
			(restated, note 2)		(restated, note 2)
Cash flows related to operating activities
(Loss) income from continuing operations		$(213.2)	$(35.0)	$(257.3)	$211.7
Adjustments for:
Amortization of property, plant and equipment		131.9	111.9	385.6	329.2
Amortization of intangible assets		36.6	33.9	109.0	101.2
Loss (gain) on valuation and translation of financial instruments	6	15.0	(117.7)	212.3	(231.8)
Gain on disposal of assets	7	—	—	—	(12.9)
Impairment of assets	7	0.6	7.5	2.3	7.5
Impairment of goodwill and intangible assets	8	305.8	187.0	305.8	201.5
Loss (gain) on debt refinancing	11	—	—	18.9	(2.4)
Amortization of financing costs and long-term debt discount	5	2.8	3.6	9.0	10.9
Deferred income taxes		(17.8)	38.2	(80.4)	101.5
Other		0.4	(0.3)	—	(0.5)

		262.1	229.1	705.2	715.9
Net change in non-cash balances related to operating activities		77.8	149.7	(85.2)	136.2

Cash flows provided by continuing operating activities		339.9	378.8	620.0	852.1

Cash flows related to investing activities
Business acquisitions		(6.9)	—	(8.5)	(0.8)
Business disposals	9	(0.7)	0.8	52.1	0.8
Additions to property, plant and equipment		(153.2)	(185.7)	(443.1)	(551.5)
Additions to intangible assets		(16.7)	(15.8)	(47.9)	(58.1)
Proceeds from disposal of assets	7	3.5	3.7	14.4	27.1
Net change in cash held in trust		5.8	—	—	—
Other		0.6	0.3	0.6	(0.6)

Cash flows used in continuing investing activities		(167.6)	(196.7)	(432.4)	(583.1)

Cash flows related to financing activities
Net change in bank indebtedness		—	(4.9)	—	(4.0)
Net change under revolving facilities		0.9	(0.5)	—	(19.5)
Issuance of long-term debt, net of financing fees	11	358.4	—	753.2	787.6
Repayment of long-term debt	11	(705.8)	(6.4)	(716.5)	(715.0)
Settlement of hedging contracts	11	(19.2)	3.6	(27.7)	(40.5)
Dividends		(25.0)	(25.0)	(75.0)	(75.0)
Dividends paid to non-controlling interests		—	(0.2)	(0.1)	(0.2)
Other		—	—	—	0.2

Cash flows used in continuing financing activities		(390.7)	(33.4)	(66.1)	(66.4)

Net change in cash and cash equivalents from continuing operations		(218.4)	148.7	121.5	202.6
Cash flows (used in) provided by discontinued operations	9	(1.1)	1.8	2.9	9.0
Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies		0.1	(0.3)	0.5	(0.5)
Cash and cash equivalents at beginning of period		573.0	204.4	228.7	143.5

Cash and cash equivalents at end of period		$353.6	$354.6	$353.6	$354.6

Cash and cash equivalents consist of
Cash		$129.8	$29.7	$129.8	$29.7
Cash equivalents		223.8	324.9	223.8	324.9

		$353.6	$354.6	$353.6	$354.6

Interest and taxes reflected as operating activities
Cash interest payments		$31.4	$16.0	$204.4	$165.0
Cash income tax payments (net of refunds)		4.0	(1.5)	46.9	6.0

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	Note	September 30 2013	December 31 2012
			(restated, note 2)
Assets

Current assets
Cash and cash equivalents		$353.6	$228.7
Accounts receivable		540.7	578.0
Income taxes		21.3	10.6
Amounts receivable from the parent corporation		6.9	11.5
Inventories		274.0	255.5
Prepaid expenses		53.3	37.5

		1,249.8	1,121.8

Non-current assets
Property, plant and equipment	10	3,359.9	3,353.2
Intangible assets	10	834.8	956.7
Goodwill	8	3,109.5	3,371.6
Derivative financial instruments		59.7	35.7
Deferred income taxes		53.8	19.7
Other assets		97.8	102.1

		7,515.5	7,839.0

Total assets		$8,765.3	$8,960.8

Liabilities and equity

Current liabilities
Accounts payable and accrued charges		$624.2	$784.9
Provisions		31.4	45.9
Deferred revenue		294.8	289.0
Income taxes		85.9	33.9
Derivative financial instruments		119.8	28.5
Current portion of long-term debt	11	25.1	21.3

		1,181.2	1,203.5

Non-current liabilities
Long-term debt	11	4,816.4	4,407.4
Derivative financial instruments		94.1	270.1
Other liabilities		190.1	329.5
Deferred income taxes		577.6	589.9

		5,678.2	5,596.9
Equity
Capital stock	12	4,116.1	4,116.1
Contributed surplus		1.3	1.3
Deficit		(2,317.2)	(2,021.3)
Accumulated other comprehensive loss	14	(37.7)	(67.1)

Equity attributable to shareholders		1,762.5	2,029.0
Non-controlling interests		143.4	131.4

		1,905.9	2,160.4

Total liabilities and equity		$8,765.3	$8,960.8

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation is engaged, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand service. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and commercial inserts in Canada, the operation of Internet sites in Canada, including French- and English-language portals and specialized sites, and the operation of out-of-home advertising. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVDs, Blu-ray discs, console game, musical instruments and magazines in Canada, movie and console game rentals in Canada, online sales of downloadable music and books, music streaming service, music production and distribution in Canada, video game development, operation of a Quebec Major Junior Hockey League team, and sporting and cultural events management. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

Some of the Corporation’s segments experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Corporation depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Corporation’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather conditions. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

During the third quarter of 2013, the Corporation changed its organisational structure resulting in the transfer of the home entertainment chain Le SuperClub Vidéotron ltée from the Telecommunications segment to the Leisure and Entertainment segment. Accordingly, prior period figures in the Corporation’s segmented information were reclassified to reflect this change.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2012 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor on November 6, 2013.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2013.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)	IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)	IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method. The following table summarizes the adjustments that were recorded in the consolidated statements of income for the prior period comparative figures:

Increase (decrease)	Three months ended September 30, 2012	Nine months ended September 30, 2012
Revenues	$–	$(4.2)
Purchase of goods and services	–	(2.5)
Financial expenses	–	(1.7)

Income from continuing operations	$–	$–

(iii)	IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)	IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)	IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

(vi)	IAS 19 Employee Benefits (Amended) involves, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded in other comprehensive income to be recognized either immediately in deficit or as a separate category within equity. The Corporation chose to recognize amounts recorded in other comprehensive income in accumulated other comprehensive income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES (continued)

(vi)	IAS 19 Employee Benefits (Amended) (continued)

The adoption of the amended standard had the following impacts on prior period figures:

Consolidated statements of income

Increase (decrease)	Three months ended September 30, 2012	Nine months ended September 30, 2012
Employee costs	$1.1	$3.2
Financial expenses	3.1	9.3
Deferred income tax	(1.1)	(3.3)

Income from continuing operations	$(3.1)	$(9.2)

Income from continuing operations attributable to:
Shareholders	$(2.8)	$(8.3)
Non-controlling interests	(0.3)	(0.9)

Consolidated balance sheets

Increase (decrease)	December 31, 2012	December 31, 2011
Other liabilities	$2.1	$3.7
Deferred income taxes liability	(0.6)	(1.0)
Deficit	(100.7)	(87.9)
Accumulated other comprehensive loss	(102.2)	(90.1)
Non-controlling interests	–	(0.5)

3.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
		(restated, note 2)		(restated, note 2)
Services rendered	$919.7	$906.6	$2,773.9	$2,744.5
Product sales	155.4	148.1	437.4	447.3

	$1,075.1	$1,054.7	$3,211.3	$3,191.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
		(restated, note 2)		(restated, note 2)
Employee costs	$274.9	$281.9	$870.0	$885.5
Less employee costs capitalized to property, plant and equipment and intangible assets	(28.9)	(29.3)	(88.7)	(90.9)

	246.0	252.6	781.3	794.6
Purchase of goods and services
Royalties, rights and creation costs	151.6	155.9	480.5	488.7
Cost of retail products	78.1	70.6	215.2	208.1
Marketing, circulation and distribution expenses	42.5	53.2	135.4	152.8
Service and printing contracts	55.0	62.3	164.0	174.6
Paper, ink and printing supplies	22.6	26.6	74.3	84.7
Other	97.6	86.4	290.8	269.7

	447.4	455.0	1,360.2	1,378.6

	$693.4	$707.6	$2,141.5	$2,173.2

5.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
		(restated, note 2)		(restated, note 2)
Interest on long-term debt	$83.2	$73.2	$258.4	$223.5
Amortization of financing costs and long-term debt discount	2.8	3.6	9.0	10.9
Interest on net defined benefit liability	3.1	3.1	9.4	9.3
(Gain) loss on foreign currency translation on short-term monetary items	–	(0.8)	1.4	2.0
Other	(2.1)	(0.4)	(2.5)	(3.0)

	$87.0	$78.7	$275.7	$242.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$8.5	$(117.7)	$141.1	$(241.5)
Loss on reversal of embedded derivatives upon debt redemption	5.9	–	72.9	9.7
Loss (gain) on the ineffective portion of cash flow hedges	0.6	–	(1.7)	–

	$15.0	$(117.7)	$212.3	$(231.8)

7.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Restructuring of operations	$5.7	$31.8	$11.1	$33.1
Impairment of assets	0.6	7.5	2.3	7.5
Gain on disposal of assets	–	–	–	(12.9)
Other	(0.6)	0.4	1.5	1.1

	$5.7	$39.7	$14.9	$28.8

News Media

In recent years, the News Media segment has implemented various restructuring initiatives to reduce operating costs. As a result of these initiatives, restructuring costs of $3.8 million, mainly for the reduction of positions, were recorded in the three-month period ended September 30, 2013 ($31.8 million in 2012). Restructuring costs were $4.1 million for the nine-month period ended September 30, 2013 ($32.1 million in 2012).

As part of these restructuring initiatives, an impairment charge of $7.5 million related to tangible and intangible assets was recorded in the three-month and nine-month periods ended September 30, 2012.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS (continued)

Broadcasting

During the three-month period ended September 30, 2013, the Broadcasting segment recorded a restructuring charge of $0.2 million (none in 2012) relating to the elimination of positions and an impairment charge on assets of $0.6 million (none in 2012). During the nine-month period ended September 30, 2013, the Broadcasting segment recorded a restructuring charge of $2.3 million ($0.1 million in 2012) and an impairment charge on assets of $1.6 million (none in 2012).

In the second quarter of 2012, the Broadcasting segment also disposed of its interests in two specialized channels, The Cave and mysteryTV, for a total cash consideration of $21.0 million, resulting in a gain of $12.9 million.

Other segments

Other segments recorded a charge for restructuring costs, impairment of assets and other special items of $1.1 million and $6.9 million in the respective three-month and nine-month periods ended September 30, 2013 ($0.4 million and $2.0 million in 2012, respectively).

8.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

News Media and Leisure and Entertainment

During the third quarter of 2013, the Corporation performed impairment tests on the News Media, Music and Book cash generating units (“CGU”) which continued to be negatively affected by the digital transformation and weak market conditions in their respective industries. The Corporation concluded that the recoverable amount based either on a value in use or a fair value less costs of disposal was less than the carrying amount of these CGUs. Accordingly, the following impairment charges were recorded:

•

The News Media segment recorded a goodwill impairment charge of $229.0 million ($145.0 million in 2012) and an impairment charge of $56.0 million on mastheads and customer relationships ($30.0 million in 2012). The Corporation used pre-tax discount rate of 12.68% and perpetual growth rate of 0% to calculate in 2013 the recoverable amount of the News Media CGU.

•

The Leisure and Entertainment segment recorded a goodwill impairment charge of $8.9 million for the Music CGU ($12.0 million in 2012) and of $11.9 million for the Book CGU (none in 2012). The Corporation used pre-tax discount rates of 14.48% and 15.37% and perpetual growth rates of 0.5% and 0.5% to calculate in 2013 the recoverable amounts of the Music and Book CGUs, respectively.

Broadcasting

As a result of new tariffs adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, the Corporation reviewed its business plan for the magazine publishing activities and performed an impairment test on the Publishing CGU included in the Broadcasting segment. Accordingly, the Corporation recorded a goodwill impairment charge of $14.5 million during the first quarter of 2012.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	DISCONTINUED OPERATIONS

The Corporation sold its specialized Web site Jobboom on June 1, 2013 for a cash consideration of $52.1 million, net of cash disposed of $5.4 million. This transaction resulted in a gain on sale of $36.6 million. The Corporation also agreed to sell its specialized Web site Réseau Contact for a cash consideration of $7.5 million, subject to technology transfer conditions, which are expected to be met by the end of 2013. The results of operations and cash flows related to these businesses, as well as the gain on the sale of Jobboom, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

10.	LTE MOBILE NETWORK AGREEMENT

On May 29, 2013, Videotron Ltd. (“Videotron”) and Rogers Communications Partnership (“Rogers”) announced a 20-year agreement to build out and operate a shared LTE (Long Term Evolution) mobile network in the Province of Québec and in the Ottawa region. Under this agreement, Videotron and Rogers will share the deployment and operating costs of the network. As well, both parties to the transaction will provide each other with services over a 10-year period, for which Videotron will receive $93.0 million in total and Rogers $200.0 million in total.

In addition to the network sharing agreement and subject to regulatory approvals, Videotron will have the option, effective as of January 1, 2014, to sell its unused AWS spectrum licence in the Toronto region to Rogers for a price of $180.0 million.

11.	LONG-TERM DEBT

On June 3, 2013, Videotron issued a notice for the redemption of US$380.0 million aggregate principal amount of its issued and outstanding Senior Notes bearing interest at 9.125% and maturing in April 2018 at a redemption price of 104.563% of their principal amount. As a result, a total loss of $18.9 million was recorded in the consolidated statement of income in the second quarter of 2013, including a gain of $6.5 million previously recorded in other comprehensive income. On July 2, 2013, the Senior Notes were redeemed for a total cash consideration of $417.8 million.

On June 17, 2013, Videotron issued $400.0 million aggregate principal amount of Senior Notes bearing interest at 5.625% and maturing on June 15, 2025, for net proceeds of $394.8 million, net of financing fees of $5.2 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at any time before March 15, 2025 at a price based on a make-whole formula or at par beginning March 15, 2025.

In June 2013, the Corporation amended its $300.0 million secured revolving credit facility to extend the maturity date to January 2017 and to amend some of the terms and conditions of the facility.

In June 2013, Videotron also amended its $575.0 million secured revolving credit facility to extend the maturity date to July 2018 and to amend some of the terms and conditions of the facility.

On August 1, 2013, the Corporation entered into a US$350.0 million Senior Secured Term Loan B facility issued at a 99.50% discount price on August 29, 2013 for an amount of $358.4 million, net of $1.9 million financing fees. The Term Loan bears interest at London Interbank Offered Rate (“LIBOR”), subject to a 0.75% LIBOR floor, plus a 2.50% premium. This facility provides for quarterly amortization payments totaling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020. This facility contains certain restrictions, including limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. The facility is collateralized by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. The Corporation is using derivative financial instruments to set in Canadian dollars future interest and principal payments on this new Term Loan.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	LONG-TERM DEBT (continued)

On August 30, 2013, the Corporation redeemed US$265.0 million in aggregate principal amount of its issued and outstanding 7.75% Senior Notes due March 2016, issued on January 17, 2006, and settled its related hedging contracts for a total cash consideration of $306.1 million. As a result, a minimal gain was recorded in the consolidated statement of income in the third quarter of 2013, including a gain of $8.0 million previously recorded in other comprehensive income.

Components of long-term debt are as follows:

	September 30, 2013	December 31, 2012
Long-term debt	$4,939.0	$4,743.6
Adjustment related to embedded derivatives	(40.9)	(254.5)
Financing fees, net of amortization	(56.6)	(60.4)

	4,841.5	4,428.7
Less current portion	(25.1)	(21.3)

	$4,816.4	$4,407.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2012 and September 30, 2013	103,251,500	$4,116.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the nine-month period ended September 30, 2013:

	Outstanding options
	Number	Weighted average exercise price
Quebecor[1]
As of December 31, 2012	247,484	$17.86
Granted	822,959	22.23

As of September 30, 2013	1,070,443	$21.22

Vested options as of September 30, 2013	149,457	$17.67

Quebecor Media
As of December 31, 2012	1,349,007	$45.02
Granted	921,711	57.60
Exercised	(336,909)	45.95
Cancelled	(48,500)	49.07

As of September 30, 2013	1,885,309	$50.89

Vested options as of September 30, 2013	392,298	$40.61

TVA Group Inc.
As of December 31, 2012	819,421	$16.34
Cancelled	(128,345)	15.29

As of September 30, 2013	691,076	$16.54

Vested options as of September 30, 2013	691,076	$16.54

[1]

On August 14, 2013, a stock split on Quebecor’s outstanding Class A and Class B shares was performed on a two-for-one basis. Accordingly, all references to Quebecor share-based compensation information in these condensed consolidated financial statements have been retrospectively restated to reflect the impact of the stock split.

During the three-month period ended September 30, 2013, 10,666 stock options of Quebecor Media were exercised for a cash consideration of $0.1 million (980,108 stock options for $8.4 million in 2012). During the nine-month period ended September 30, 2013, no stock options of Quebecor were exercised (371,752 stock options for a cash consideration of $1.6 million in 2012) and 336,909 stock options of Quebecor Media were exercised for a cash consideration of $3.9 million (1,203,381 stock options for $10.1 million in 2012).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	STOCK-BASED COMPENSATION PLANS (continued)

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan, for the nine-month period ended September 30, 2013:

	Outstanding units
	Number	Weighted average exercise price
As of December 31, 2012	878,573	$15.99
Granted	590,409	22.08
Expired	(337,224)	13.46

As of September 30, 2013	1,131,758	$19.92

During the first quarter of 2013, a cash consideration of $1.9 million was paid upon expiration of 337,224 units (none in 2012).

For the three-month period ended September 30, 2013, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $4.7 million (net reversal of $1.3 million in 2012). For the nine-month period ended September 30, 2013, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $8.2 million ($4.2 million in 2012).

14.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2011	$(1.3)	$16.6	$(90.1)	$(74.8)
Other comprehensive (loss) income	(3.7)	28.1	—	24.4

Balance as of September 30, 2012	(5.0)	44.7	(90.1)	(50.4)
Other comprehensive income (loss)	2.3	(6.9)	(12.1)	(16.7)

Balance as of December 31, 2012	(2.7)	37.8	(102.2)	(67.1)
Other comprehensive income (loss)	2.3	(51.4)	78.5	29.4

Balance as of September 30, 2013	$(0.4)	$(13.6)	$(23.7)	$(37.7)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 1/4-year period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: November 8, 2013